

June 28, 2010

via U.S. mail and facsimile

Donald M. Labonte, Chief Executive Officer
Rock of Ages Corporation
560 Graniteville Road
Graniteville, Vermont 05654

> **RE: Rock of Ages Corporation**
> **Form 10-K for the Fiscal Year Ended December, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 29464**

Dear Mr. Labonte:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1. Please expand your discussion of quarry operations in future filings to provide more background, analysis, quantified data and forward-look information relating to the production problems at both the Bethel and American Black quarries. Describe the production and recovery issues, quantify the impact on operations, and discuss the expected and potential impact to future operations. Provide a full

discussion of management's plans to address the issues and any associated costs. Please provide us with an example of intended future disclosure.

2. In future filings, please expand your discussion of the production issues at the Gardenia and Rockwell White quarries and your plan to convert the operations from a deep-hole quarry to a drive-in quarry. Describe and quantify the impact on reported operations. Provide an expanded discussion of your plans and quantify the costs associated with significant milestones in your plan. Quantify and analyze the expected impact to future operations from plan costs, as well as improvements generated by the plan. Please provide us with an example of intended future disclosure.

Quarry Segment Analysis, page 20

3. In your discussion of the results of the Quarry Segment, quantify the overall impact on revenue and gross profit from the various production issues vs. decreased demand due to the poor economy or other factors. Provide us with this information in your response.

Liquidity and Capital Resources, page 21

4. In future filings please provide an analysis of trade receivables. This analysis should explain any significant fluctuations in receivables, e.g. the significant decrease in trade receivables from the prior year end and the prior quarter, as well as provide a discussion of days sales outstanding.

Cash and cash equivalents, page 48

5. Please tell us and clarify in future filings whether you consider investments with original maturities of three months or less as cash equivalents. Refer to the definition of cash equivalents in the Master Glossary to the ASC (paragraph 8 of SFAS 95) for guidance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

6. We note your disclosure that your certifying officers concluded that your disclosure controls and procedures were effective in "identifying, on a timely basis, material information required to be disclosed in our reports filed or submitted under the Exchange Act." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management,

including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief